Invest in Where's The Foodtruck

We are a marketing platform, connecting foodies and foodtrucks



🐦 ⓕ ⓘ 🔊 **WHERESTHEFOODTRUCK.COM** HENDERSON NV   Entertainment Food Software Technology B2C

 **ABOUT**   **UPDATES** 5   **REVIEWS** 68   **ASK A QUESTION** 7

Why you may want to invest in us...

1 100x year over year revenue growth (2019 vs 2018)

2 200% increase in new foodtruck accounts post-Covid

3 150% increase in new customer accounts post-Covid

4 190% increase in user engagement post-Covid

5 Over 22k active users (foodies) and good user retention and engagement.

6 Positive market feedback and penetration in existing target markets.

7 One of the first-to-market with the features that we utilize, and have the most features.

Why investors ❤ us

WE'VE RAISED $107,444 SINCE OUR FOUNDING



I have had several conversations with Nicholas and have been impressed with him and WTF throughout all of them. I firmly believe that WTF is perfectly placed to thrive in both the COVID environment we are currently in, as well as beyond. His current traction is proof that the concept itself is finding success and the growth potential is high due the rising interest in food trucks from consumers across the country.

Nicholas has also shown to be very open to input as well as very coachable without loosing sight of the vision he has for his company. As an expert in the food and restaurant tech space I am extremely excited to be part of this venture and have full faith in the success of Nicholas and Where's The Foodtruck!

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Todd Folk Founder, AppApp

LEAD INVESTOR ❓   **INVESTING $1,500 THIS ROUND**



Have been a mentor to Nick and Where's The Foodtruck for over a year and the progress he's made has been tremendous. It's been great working with him as he has a strong capability for listening to feedback and using it constructively to drive the business forward.

Nick McMillan



Nic has taken all of the steps to dedicate his life to make sure this venture succeeds. I have personally witnessed his passion and firmly believe that this is the best platform to service the food truck industry.

James Eno

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The founder



Nicholas Spindel
Founder & CEO of Where's The Foodtruck
My biggest accomplishment has been conceptualizing, developing, launching, and growing a mobile-app-based platform for the mobile food industry and seeing the impact that Where's The Foodtruck has on foodies and foodtruck owners.


In the news

 May 12, 2020 @ fox5vegas.com

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Downloads

⬇ WTF revenue projections summary.pdf
⬇ WTF pitch deck.pdf

Where's The Foodtruck?

That's the question foodies all over the world are asking.

Finding a problem, and the search for a solution.

For the decade prior to starting this business, I managed and operated national, corporate restaurants on the Las Vegas Strip. With the experience, knowledge, and expertise I had acquired, I decided to pursue the goal of owning my own business, in the form of a restaurant. As my proof of concept, I decided to start a gourmet foodtruck. This is how many foodtruck owners begin their journey.

The chances of success and even survival of a foodtruck are lower than traditional brick and mortar restaurants. In researching the foodtruck industry and planning my concept, some of the problems and difficulties unique to the industry became clear to me. But being aware of a problem and being able to solve the problem are two different things, and my success depended on solving the problem. I had to find an answer to the question: how will I best ensure the success of my new business?

To find the "how" to achieve greater success, I spoke with existing foodtruck owners. They told me that they need more new and repeat business, increased business during slow times, and increased high-ticket sales, i.e. catering. But to accomplish this, they need customers to physically be *at their location* to spend money. And to get customers *at their location*, they need **customers to know their location**. It's pretty simple, but for a mobile vendor like a foodtruck with an ever-changing location, **this is a BIG PROBLEM**!



Search for 'food truck', ... and get...

← commissary

← restaurant

← fast food

← QSR

← restaurant

Less than 10% of foodtrucks appear on map searches. And 95% of those that appear have listings that direct customers to their commissaries, not their actual location!

How do customers find you?

This is the first, and biggest, problem every foodtruck must solve. Many rely on social media and word of mouth, but depending on ever-changing algorithms and customers' desires to promote your business *isn't* reliable. I began to develop a solution that would

solve this problem for foodtrucks throughout the industry. The primary goal: allow foodtruck operators to easily share their exact location with nearby customers. With that goal in mind, we built a mobile app that allows foodtrucks to share their location using GPS, uses push notifications to increase traffic, and is easy to use. And for the foodies out there, we built an app for them to find and discover their favorite gourmet foodtrucks.


JOBS/GIGS
PROFILES
WTF
WHERE'S THE FOODTRUCK
LOCATE NEARBY TRUCKS
SEARCH BY STYLE/CUISINE
BROWSE TRUCK PROFILES
MAP
VENDOR DETAILS
NOTIFICATIONS

Feedback, new iterations, and continued growth.

If there's one thing true to business, it's that getting feedback, trying different solutions, and constantly improving is the key to success. We launched the app in April 2018 at The Great American Foodie Fest in Las Vegas. For the rest of the year we focused on usage, bugs, feedback, and improvements. Thanks to vendor and customer feedback, we added the following features: deals & daily specials, local events, and a catering tab (vendor app only), and we're now developing secure, in-app ordering. We allow any foodtruck across the U.S. to create a profile, but our focus is currently on a few mid-size markets (Las Vegas, Salt Lake City, Phoenix, Colorado Springs, and Charlotte). Over 400 foodtrucks have created profiles on our app, and we have over 20,000 active user downloads.


United States

Here's a map of May's customer activity, shown as hotspots. Over 80,000 push notifications were sent out to nearby foodies at the perfect time. What an impact!

Why are we fundraising now?

We have had great success to-date, but there's more opportunity as we continue to develop our roadmap. We're on the right track, with foodtruck operators saying things like:

> *I LOVE Where's The Foodtruck app! The app makes it easy for anyone to find their appetite and the GPS is on point. I've gained much more than just customers and followers from this app, I've gained family! Great job!*
>
> *-Cody T., owner of The Spice is Right (more testimonials)*

To continue on our path and take the business to the next level, funding is the rocket fuel.

First, in-app ordering is a must-have at this point. We've started development and our developers are capable of making it an amazing feature. Not only will this feature generate revenue, but it will provide a new level of analytics to share with foodtruck operators.

Second, add to the WTF team. At this time, I'm the only full-time employee. We've received help from good advisors and infrastructure support from StartupNV, a startup incubator. The rest of the team is outsourced. We'll hire salespeople to help with outbound calls to foodtrucks and account setup, and a sales & marketing manager to develop content and strategy for ad spend.

The minimum raise of $50k will help us accomplish these goals; both are projected to increase revenues considerably. There will be enough funds for some paid marketing as well.

Funding in the $100k range will allow the addition of a top-level sales & marketing partner and, with this partner's help, we'll invest in more marketing and development of content and copy. The marketing budget focuses highly on digital ad spend to increase user downloads, foodtruck signups, and catering lead generation.

Funding over $100k gives us a larger marketing budget. We'll expand our sales team and hire a catering manager. With enough investment, we'll also explore the possibility of continued software development as we progress on our features roadmap.



Thank you for considering investing in Where's The Foodtruck. Please share our campaign page, and invest what you're able to. With your help, we'll be able to build a strong team and even stronger company, one that will see amazing growth and success.

You'll be proud to say that you were an initial investor in Where's The Foodtruck!

Investor Q&A

What does your company do? ⌄

~ COLLAPSE ALL

We help foodtruck owners actively market themselves to new and existing customers. With our platform, foodtrucks can target nearby foodtruck enthusiasts with push notifications at the right moment. Foodtrucks can post deals, daily specials, and upcoming events. They can also access a catering bulletin board and offer secure and contactless in-app ordering (coming soon). Foodies get alerts when a foodtruck is open nearby, or when there's a new deal or event happening in town.

Where will your company be in 5 years? ⌄

We will be all things foodtruck related! We want to be able to offer business and kitchen education and training, a foodtruck-specific POS, payment processing, have access to leasing, buying, building, and financing of trucks and trailers for new and aspiring foodtruck owners, offer state-of-the-art commissaries for our members, and so much more.

Why did you choose this idea? ⌄

I was operating restaurants on the Las Vegas Strip when I decided to start my own restaurant. I was going to start with a foodtruck as a proof of concept, so I immersed myself in the foodtruck industry. In doing this, I realized the opportunity and need to provide tools and resources to all foodtruck operators to increase their overall success.

How far along are you? What's your biggest obstacle? ⌄

We have a functioning product, launched on both major app stores. We have constant downloads and good customer (foodie) and vendor (foodtruck) usage, and see our biggest growth opportunity in marketing and awareness.

When we engage with foodies at events, they're excited to learn of an app that can easily connect them to foodtrucks. We need to tell more foodies that we exist, and put more foodtrucks on the app to see the growth of our marketplace that will result in immense success.

Who competes with you? What do you understand that they don't? ⌄

There are very few major competitors. Recently, a new foodtruck app or website is launched almost monthly. These new competitors tend to disappear just as quickly. We have seen each one of these competitors, whether big or small, lose traction and disappear because they focus on one or another very specific market or feature. Success isn't built on only offering catering, scheduling, location, or online ordering. To achieve scalable success, our focus is to provide all of these features on one platform and to build a community of foodtruck enthusiasts.

Whereas the competition sees an opportunity to make a quick buck, we are becoming the face of the industry, supporting thousands of small business owners in their growth and success.

How will you make money? ⌄

Our major revenue streams include: recurring revenues via vendor subscriptions to access the app's marketing features, catering fees, scheduling fees, and soon mobile ordering fees.

Near-future revenue streams include: in-app ads, sponsorships, event organization & hosting, and loyalty and rewards programs fees.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is the potential of a new, highly funded competitor(s) with larger marketing budget(s).
See our risk factors section for more risks and detailed explanations.



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